Exhibit 99.2
CONSENT OF LASALLE PARTNERS, S. DE R.L. DE C.V.
We hereby consent to the use of our name in the Annual Report on Form 20-F of Corporación Inmobiliaria Vesta, S.A.B. de C.V. and any amendments thereto (the “Annual Report”) and the references to and information contained in the appraisal reports of LaSalle Partners, S. de R.L. de C.V. prepared for Corporación Inmobiliaria Vesta, S.A.B. de C.V., wherever appearing in the Annual Report, including but not limited to our company under the headings “Presentation of Financial and Other Information,” and “Business”.
Dated: February 24, 2026

On behalf of LaSalle Partners, S. de R.L. de C.V. and not in any personal capacity

By:	/s/ Alfredo J. Giorgana de la Concha
Name:	Alfredo J. Giorgana de la Concha
Title:	National Director Valuations JLL Mexico